EXHIBIT (1)


         OGDEN TO TAKE ONE-TIME CHARGE IN SECOND QUARTER

     New York, N.Y., June 21, 1995 - Ogden Corporation (Ogden) announced today that a unit of its Technology Services group, Ogden Communications, Inc. ("OCI"), will take an after-tax charge in the range of $8 to $10 million, or $.16 to $.20 per share during the second quarter ending June 30, 1995. This charge includes the write-off of receivables and related costs recorded in connection with a project for the assembly and installation of telecommunications equipment, as well as a reduction in the carrying value of other inventory acquired by this unit. Following a recent review of this unit, Ogden management concluded that contracts and other documentation do not provide a basis for recovering the full value of amounts related to the telecommunications project and that it is unlikely that the full value of the other inventory acquired by this unit will be realized. Operating and financial management of OCI have been relieved of their duties, and activities of this unit have been curtailed pending the results of further investigation by Ogden.

     This event is not expected to have an impact on Ogden's results in the third and fourth quarters. The company expects to report second quarter earnings during the first week in August.

     Ogden Corporation is a leading global service company focusing on entertainment, aviation, waste-to-energy, power generation and water/wastewater treatment services. Common stock of Ogden (OG) is traded on the New York Stock Exchange.